Exhibit 99.2

FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Announces Resignation of Chief Financial Officer

SHANGHAI, China, November 23, 2009 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today the resignation of Peter Lui as Chief Financial Officer effective immediately, due to personal reasons. While the Company commences a search for his successor, Kathleen Chien, Chief Operating Officer and former Chief Financial Officer, will assume responsibility for the Company’s finance and accounting operations as Acting Chief Financial Officer.

“We thank Peter for his contributions and wish him the best of luck in his future endeavors,” said Rick Yan, President and Chief Executive Officer of 51job, Inc.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search services and salary surveys. 51job’s nationwide office network spans 26 cities in China.